THE GABELLI DIVIDEND & INCOME TRUST (the "Fund")
EXHIBIT TO ITEM 77C

	A Special Meeting of Shareholders of the Fund was held on April 15, 2014. The following proposal was submitted for a vote of the shareholders:

1.	To consider and vote upon a proposal to distribute to the
Fund's common shareholders approximately $100 million of the Fund's net assets in the form of shares of The Gabelli
Global Small and Mid Cap Value Trust, a newly-organized, diversified, closed-end management investment company, to be approved by the holders of the Fund's Common Shares and holders of its 5.875% Series A Cumulative Preferred Shares,
Series B Auction Market Preferred Shares, Series C Auction
Market Preferred Shares, 6.00% Series D Cumulative
Preferred Shares, and Series E Auction Rate Preferred
Shares (together, the "Preferred Shares"), voting together as a single class :




For                   Against            Percent of Votes Cast
                                           Voting in Favor

34,297,973           2,641,684                  73.41%

(Common and Preferred Shareholders voting together as a single class)